UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CONE Midstream Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

206812109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 206812109	Page 2 of 7 Pages

1.	Name of reporting person: CONSOL Energy Inc.
2.	Check the appropriate box if a member of group (see instructions): (a) ☒ (b) ☐
3.	SEC use only:
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: None
	6.	Shared voting power: 4,519,060(a)
	7.	Sole dispositive power: None
	8.	Shared dispositive power: 4,519,060(a)
9.	Aggregate amount beneficially owned by each reporting person: 4,519,060(a)
10.	Check if the aggregate amount in Row (9) excludes certain shares: ☐
11.	Percent of class represented by amount in Row (9): 15.5%(b)
12.	Type of reporting person: CO

(a)	Includes 4,519,060 common units representing limited partner interests (“Common Units”) in CONE Midstream Partners LP (the “Issuer”) held directly by CNX Gas Company LLC (“CNX Gas LLC”). CNX Gas LLC is a wholly owned subsidiary of CNX Gas Corporation (“CNX Gas Corp”). CNX Gas Corp is a wholly owned subsidiary of CONSOL Energy Inc. (“CONSOL”). Accordingly, each of CONSOL and CNX Gas Corp may be deemed to indirectly beneficially own the Common Units directly held by CNX Gas LLC, but each disclaims beneficial ownership, except to the extent of its pecuniary interest therein.
(b)	Based upon 29,163,121 Common Units outstanding as of October 16, 2014, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 30, 2014.

SCHEDULE 13G

CUSIP No. 206812109	Page 3 of 7 Pages

1.	Name of reporting person: CNX Gas Company LLC
2.	Check the appropriate box if a member of group (see instructions): (a) ☒ (b) ☐
3.	SEC use only:
4.	Citizenship or place of organization: Virginia
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: None
	6.	Shared voting power: 4,519,060(a)
	7.	Sole dispositive power: None
	8.	Shared dispositive power: 4,519,060(a)
9.	Aggregate amount beneficially owned by each reporting person: 4,519,060(a)
10.	Check if the aggregate amount in Row (9) excludes certain shares: ☐
11.	Percent of class represented by amount in Row (9): 15.5%(b)
12.	Type of reporting person: OO (Limited Liability Company)

(a)	Includes 4,519,060 common units representing limited partner interests (“Common Units”) in CONE Midstream Partners LP (the “Issuer”) held directly by CNX Gas Company LLC (“CNX Gas LLC”). CNX Gas LLC is a wholly owned subsidiary of CNX Gas Corporation (“CNX Gas Corp”). CNX Gas Corp is a wholly owned subsidiary of CONSOL Energy Inc. (“CONSOL”). Accordingly, each of CONSOL and CNX Gas Corp may be deemed to indirectly beneficially own the Common Units directly held by CNX Gas LLC, but each disclaims beneficial ownership, except to the extent of its pecuniary interest therein.
(b)	Based upon 29,163,121 Common Units outstanding as of October 16, 2014, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 30, 2014.

SCHEDULE 13G

CUSIP No. 206812109	Page 4 of 7 Pages

Item 1.	(a)	Name of Issuer:

Cone Midstream Partners LP

	(b)	Address of Issuer’s Principal Executive Offices:

1000 Consol Energy Drive
Canonsburg, PA 15317

Item 2.	(a)	Name of Persons Filing:

CONSOL Energy Inc.
CNX Gas Company LLC

	(b)	Address or Principal Business Office or, if none, Residence:

1000 Consol Energy Drive
Canonsburg, PA 15317

	(c)	Citizenship or Place of Organization:

		CONSOL Energy Inc.	Delaware
		CNX Gas Company LLC	Virginia

	(d)	Title of Class of Securities:

Common Units representing limited partner interests

	(e)	CUSIP Number:

206812109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 (i.e., the Common Units).

(a) Amount beneficially owned:	4,519,060	(a)
(b) Percent of class:	15.5	% (b)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	None
(ii) Shared power to vote or to direct the vote:	4,519,060	(a)
(iii) Sole power to dispose or to direct the disposition of:	None
(iv) Shared power to dispose or to direct the disposition of:	4,519,060	(a)

SCHEDULE 13G

CUSIP No. 206812109	Page 5 of 7 Pages

(a)	CNX Gas Company LLC (“CNX Gas LLC”) is the record and beneficial owner of (i) 4,519,060 Common Units, representing approximately 15.5% of the outstanding Common Units, and (ii) 14,581,561 Subordinated Units, representing 50% of the outstanding Subordinated Units. As a result, CNX Gas LLC is the record and beneficial owner of an aggregate of 19,100,621 units (comprised of 4,519,060 Common Units and 14,581,561 Subordinated Units), representing approximately 32.75% of the aggregate outstanding Common Units and Subordinated Units. CNX Gas LLC is a wholly owned subsidiary of CNX Gas Corporation (“CNX Gas Corp”). CNX Gas Corp is a wholly owned subsidiary of CONSOL Energy Inc. (“CONSOL”). Accordingly, each of CONSOL and CNX Gas Corp may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by CNX Gas LLC, but each disclaims beneficial ownership, except to the extent of its pecuniary interest therein.
(b)	Based upon 29,163,121 Common Units outstanding as of October 16, 2014, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 30, 2014.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SCHEDULE 13G

CUSIP No. 206812109	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2015	CONSOL Energy Inc.

/s/ David M. Khani

	By:	David M. Khani
Executive Vice President and Chief Financial Officer

CNX Gas Company LLC

/s/ David M. Khani

	By:	David M. Khani
Senior Vice President and Chief Financial Officer

SCHEDULE 13G

CUSIP No. 206812109	Page 7 of 7 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of February 6, 2015.

CONSOL Energy Inc.

/s/ David M. Khani

By:	David M. Khani
Executive Vice President and Chief Financial Officer

CNX Gas Company LLC

/s/ David M. Khani

By:	David M. Khani
Senior Vice President and Chief Financial Officer